FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	Quarterly report for the three months ended June 30, 2009, filed on August 6, 2009 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: August 28, 2009

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the three months ended

June 30, 2009

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports, is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Three months ended June 30, 2009	Three months ended June 30, 2008	Year ended March 31, 2009
Net sales	1,595,458	2,151,997	7,765,507
Income (loss) before income taxes	(51,765)	119,255	(382,634)
Net income (loss) attributable to Panasonic Corporation	(52,977)	73,031	(378,961)
Total Panasonic Corporation stockholders’ equity	2,746,253	3,767,720	2,783,980
Total equity	3,158,547	4,283,947	3,212,581
Total assets	6,610,242	7,615,179	6,403,316
Panasonic Corporation stockholders’ equity per share of common stock (yen)	1,326.29	1,807.78	1,344.50
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	(25.58)	34.83	(182.25)
Net income (loss) per share attributable to Panasonic Corporation common shareholders, diluted (yen)	—	34.83	(182.25)
Panasonic Corporation stockholders’ equity / total assets (%)	41.5	49.5	43.5
Net cash provided by operating activities	70,016	122,757	116,647
Net cash used in investing activities	(83,287)	(184,891)	(469,477)
Net cash provided by (used in) financing activities	81,424	(35,769)	148,712
Cash and cash equivalents at end of period	1,041,126	1,156,636	973,867
Total employees (persons)	288,933	310,581	292,250

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	On April 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51.” Accordingly, prior year amounts in the consolidated financial statements have been reclassified to conform with the presentation used for the three months ended June 30, 2009.

	3.	Net income per share attributable to Panasonic Corporation common shareholders, diluted for the three months ended June 30, 2009 has been omitted because the Company did not have potential common shares that were outstanding for the period.

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 534 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The Company strengthens the unity of all employees throughout the group and ultimately enhance the value of the “Panasonic” brand globally. The Company will continue our tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

The Company’s business segment classifications consist of five segments, namely, “Digital AVC Networks,” “Home Appliances,” “PEW and PanaHome,” “Components and Devices,” and “Other.” “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Components and Devices” includes general electronic components, semiconductors, electric motors and batteries. “Other” includes FA equipment and other industrial equipment.

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates, to further develop global business. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the Government and corporations.

For exports, sales are handled mainly through sales subsidiaries and agents located in respective countries.

Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries.

Meanwhile, most import operations are carried out internally, and the Company aims to expand them to promote international economic cooperation.

Certain PEW and PanaHome products are sold on a proprietary basis at home and abroad.

During the three months ended June 30, 2009, there were no major changes in principal businesses and affiliated companies.

(3)	Changes in Affiliated Companies

On April 1, 2009, Toshiba Corporation (Toshiba) and Panasonic signed a share transfer agreement under which Toshiba would acquire all of Panasonic’s share in Toshiba Matsushita Display Technology Co., Ltd. The share transfer took place on April 28, 2009.

(4)	Number of Employees (as of June 30, 2009)

1. Consolidated:	288,933 persons
2. Parent-alone:	46,680 persons

II	The Business

(1)	Operating Results

In the electronics industry during the first quarter under review, despite visible sign of market stabilization, severe business conditions continued as the global recession and shrinking demand coincided with changes in the market structure including a demand shift to emerging markets and lower-priced products. Responding to these business conditions, Panasonic simultaneously rebuilds its management structure while preparing and taking action for future growth in fiscal 2010 as the final year of the GP3 plan.

Consolidated group sales for the first quarter amounted to 1,595.5 billion yen, a decrease by 26% compared with the same period a year ago. Explaining the first quarter results, sales decreased in all business segments.

Regarding earnings, operating profit* for the first quarter was a loss of 20.2 billion yen, down from a profit of 109.6 billion yen in the same period a year ago. This result was due mainly to the effect of a sharp sales decrease and price decline, although the Company implemented thorough streamlining of material cost and fixed cost reduction. In other income (deductions), the Company incurred expenses associated with the implementation of early retirement programs. As a result of these and other factors, the Company incurred a pre-tax loss of 51.8 billion yen, down from a profit of 119.3 billion yen in the same period a year ago. Accordingly, net income for the first quarter was a loss of 61.4 billion yen, down from a profit of 77.2 billion yen in the same period a year ago, and net income attributable to Panasonic Corporation turned to a loss of 53.0 billion yen, down from a profit of 73.0 billion yen in the same period a year ago.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations.

(2)	Operating Results by Segment

The following information shows the operating results by business segment for the first quarter.

Digital AVC Networks

Digital AVC Networks sales for the period amounted to 773.3 billion yen, a decrease by 26% compared with the same period a year ago. Sales of video and audio equipment decreased, due mainly to sluggish sales in digital AV products such as flat-panel TVs and digital cameras. Sales of information and communications equipment decreased, due mainly to weak sales in notebook PCs and automotive electronics equipment. Segment loss amounted to 13.6 billion yen, down from a profit of 55.0 billion yen in the same period a year ago, due mainly to a sales decrease, the appreciation of the yen and price declines centered on digital AV products.

Home Appliances

Sales of Home Appliances for the period amounted to 293.9 billion yen, a decrease by 17% compared with the same period a year ago. Sales of air conditioners and compressors declined despite favorable sales in refrigerators. Segment profit amounted to 20.3 billion yen, a decrease by 36% compared with the same period a year ago, as a result of the sales decrease despite streamlining effects.

PEW and PanaHome

Sales of PEW and PanaHome for the period amounted to 357.6 billion yen, a decrease by 17% compared with the same period a year ago. For Panasonic Electric Works Co., Ltd. and its subsidiaries, overall sales decreased, mainly in electrical construction materials and building products. At PanaHome Corporation and its subsidiaries, a deterioration of housing market conditions led to a decrease in sales. Segment loss amounted to 7.8 billion yen, down from a profit of 10.5 billion yen in the same period a year ago, mainly as a result of the sales decrease.

Components and Devices

Sales of Components and Devices for the period amounted to 229.6 billion yen, a decrease by 31% compared with the same period a year ago. A sales downturn of semiconductors and general electronic components resulted in a decrease in overall sales. Segment loss amounted to 11.5 billion yen, down from a profit of 19.5 billion yen in the same period a year ago, due mainly to the decrease in sales.

Other

Sales of Other for the period amounted to 204.7 billion yen, a decrease by 29% compared with the same period a year ago, due mainly to significantly weak sales in factory automation equipment. Segment loss amounted to 0.9 billion yen, down from a profit of 13.9 billion yen in the same period a year ago, due mainly to the sales decrease.

The following information shows the geographical sales and profit by region for the first quarter.

Japan

Although sales gains were recorded in flat-panel TVs and refrigerators due to the positive effect of “Eco-points” stimulus plans for energy-efficient products, sales in Japan amounted to 1,251.0 billion yen, a decrease of 24% compared with the same period a year ago. This was due mainly to a sales decrease in automotive electronics equipment. Loss in this region amounted to 20.0 billion yen, down from a profit of 100.7 billion yen in the same period a year ago, as a result of the decrease in sales and price declines.

Americas

Sales in the Americas amounted to 197.5 billion yen, a decrease of 28% compared with the same period a year ago. This was due mainly to sales declines in digital AV products such as digital cameras and automotive electronics equipment. Loss in this region amounted to 2.7 billion yen, down from a profit of 4.3 billion yen in the same period a year ago, as a result of a sales decrease and price declines.

Europe

Sales in Europe amounted to 164.2 billion yen, a decrease of 44% compared with the same period a year ago. This was due mainly to a sales decline of digital AV products such as flat-panel TVs and digital cameras, and yen appreciation. Loss in this region amounted to 14.4 billion yen, compared with a loss of 0.3 billion yen in the same period a year ago, as a result of a sales decrease and price declines.

Asia and Others

Sales in Asia and Others amounted to 540.1 billion yen, a decrease of 26% compared with the same period a year ago. This was due mainly to a decrease in sales of air conditioners, compressors and electric lamps. Geographical profit amounted to 19.5 billion yen, a decrease by 43% compared with the same period a year ago, as a result of a sales decrease.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of June 30, 2009 increased 206.9 billion yen to 6,610.2 billion yen from 6,403.3 billion yen at the end of fiscal 2009.

With regard to assets, cash and cash equivalents increased by 67.3 billion yen due to issuance of short-term bonds, inventories increased by 25.8 billion yen due to seasonable influence, and investments and advances increased by 23.7 billion yen due to an increase in market value of investment securities.

With regard to liabilities, total liabilities amounted to 3,451.7 billion yen, an increase of 261.0 billion yen from the end of fiscal 2009. This was due mainly to issuance of short-term bonds and an increase of trade accounts payables.

Total Panasonic Corporation shareholders’ equity decreased 37.7 billion yen, compared with the end of the last fiscal year, to 2,746.3 billion yen. This decrease was due primarily to a decrease in retained earnings of 69.8 billion yen, despite an increase of unrealized holding gains of available-for-sale securities by 33.6 billion yen as a result of an increase in market value of investment securities. Noncontrolling interests decreased 16.3 billion yen to 412.3 billion yen.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the fiscal 2010 first quarter totaled 70.0 billion yen, a decrease of 52.7 billion yen compared with the first quarter of fiscal 2009. This was attributable primarily to net loss, despite an increase in current liabilities such as trade payable.

Cash flows from investing activities

Net cash used in investing activities in the fiscal 2010 first quarter amounted to 83.3 billion yen, a decrease of 101.6 billion yen compared with the same period last year. This result was due mainly to a decrease in capital expenditures for tangible fixed assets and time deposits.

Cash flows from financing activities

Net cash provided by financing activities in the fiscal 2010 first quarter amounted to 81.4 billion yen, compared with cash outflow of 35.8 billion yen in the fiscal 2009 first quarter. This was due mainly to issuance of short-term bonds.

With all these activities and an effect of exchange rate fluctuations, cash and cash equivalents for the first quarter of fiscal 2010 resulted in 1,041.1 billion yen, up from 67.3 billion yen in the same period a year ago.

(5)	Research and Development

Panasonic’s R&D expenditures for the first quarter of fiscal 2010 totaled 113.6 billion yen. There were no major changes in R&D activities for the period.

(6)	Risk Factors

There were no risks newly identified during the three months ended June 30, 2009.

III	Property, Plant and Equipment

(1)	Capital Investment

During the three months ended June 30, 2009, the Company invested a total of 114,315 million yen in property, plant and equipment, with an emphasis on production facilities in such strategically important areas as flat-panel TVs and batteries. The breakdown of capital investment by business segment is as follows:

Business Segment	Yen (millions)
Digital AVC Networks	69,981
Home Appliances	12,502
PEW and PanaHome	6,495
Components and Devices	23,556
Other	1,117

Subtotal	113,651
Corporate	664

Total	114,315

(2)	Plan of the purchase and retirement of major property, plant and equipment

During the three months ended June 30, 2009, there were no major changes in purchase and retirement of major property, plant and equipment, and the Company did not decide any plan of purchase, expansion, refurbishment, retirement and disposal of major property, plant and equipment.

IV	Shares and Shareholders

(1)	Shares of Common Stock Issued as of June 30, 2009: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) have been listed on the New York stock exchange.

(2)	Amount of Common Stock (Stated Capital) as of June 30, 2009: 258,740 million yen

(3)	Stock Price

The following table sets forth the monthly reported high and low market prices per share of the Company’s common stock on the Tokyo Stock Exchange for the three months of fiscal 2010:

	Yen
	April	May	June
High	1,446	1,510	1,408
Low	1,070	1,292	1,260

CONTENTS

V	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

June 30 and March 31, 2009

	Yen (millions)
Assets	June 30, 2009	March 31, 2009
Current assets:
Cash and cash equivalents	1,041,126	973,867
Time deposits	186,101	189,288
Short-term investments (Notes 3 and 13)	1,016	1,998
Trade receivables:
Notes	49,654	42,766
Accounts	806,283	743,498
Allowance for doubtful receivables	(21,233)	(21,131)

Net trade receivables	834,704	765,133

Inventories (Note 2)	796,911	771,137
Other current assets (Notes 12 and 13)	473,944	493,271

Total current assets	3,333,802	3,194,694

Investments and advances (Notes 3 and 13)	575,443	551,751

Property, plant and equipment (Note 5):
Land	301,027	298,346
Buildings	1,604,429	1,532,359
Machinery and equipment	2,227,555	2,229,123
Construction in progress	210,897	213,617

	4,343,908	4,273,445
Less accumulated depreciation	2,716,002	2,698,615

Net property, plant and equipment	1,627,906	1,574,830

Other assets:
Goodwill	411,896	410,792
Intangible assets (Note 5)	123,678	120,712
Other assets	537,517	550,537

Total other assets	1,073,091	1,082,041

	6,610,242	6,403,316

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

June 30 and March 31, 2009

	Yen (millions)
Liabilities and Equity	June 30, 2009	March 31, 2009
Current liabilities:
Short-term debt, including current portion of long-term debt (Notes 11 and 13)	205,805	94,355
Trade payables:
Notes	39,303	38,202
Accounts	719,685	641,166

Total trade payables	758,988	679,368

Accrued income taxes	21,060	26,139
Accrued payroll	160,741	115,845
Other accrued expenses	704,550	672,836
Deposits and advances from customers	70,149	60,935
Employees’ deposits	224	269
Other current liabilities (Notes 12 and 13)	328,109	350,681

Total current liabilities	2,249,626	2,000,428

Noncurrent liabilities:
Long-term debt (Note 13)	647,722	651,310
Retirement and severance benefits	404,131	404,367
Other liabilities	150,216	134,630

Total noncurrent liabilities	1,202,069	1,190,307

Equity:
Panasonic Corporation shareholders’ equity:
Common stock (Note 6)	258,740	258,740
Capital surplus	1,217,368	1,217,764
Legal reserve	93,983	92,726
Retained earnings	2,409,652	2,479,416
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(344,284)	(341,592)
Unrealized holding gains (losses) of available-for-sale securities (Note 3)	23,075	(10,563)
Unrealized gains (losses) of derivative instruments (Note 12)	(1,437)	(4,889)
Pension liability adjustments	(240,545)	(237,333)

Total accumulated other comprehensive income (loss)	(563,191)	(594,377)

Treasury stock, at cost (Note 6)	(670,299)	(670,289)

Total Panasonic Corporation shareholders’ equity (Note 10)	2,746,253	2,783,980

Noncontrolling interests (Note 10)	412,294	428,601

Total equity (Note 10)	3,158,547	3,212,581
Commitments and contingent liabilities (Notes 4 and 14)

	6,610,242	6,403,316

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Three months ended June 30, 2009 and 2008

	Yen (millions)
	Three months ended June 30, 2009	Three months ended June 30, 2008
Revenues, costs and expenses:
Net sales	1,595,458	2,151,997
Cost of sales (Note 12)	(1,170,871)	(1,525,850)
Selling, general and administrative expenses	(444,770)	(516,574)
Interest income	2,913	7,198
Dividends received	3,417	5,343
Other income (Note 12)	9,145	16,218
Interest expense	(6,045)	(5,756)
Other deductions (Notes 5, 11 and 12)	(41,012)	(13,321)

Income (loss) before income taxes	(51,765)	119,255

Provision for income taxes	7,752	42,412
Equity in earnings (losses) of associated companies	(1,839)	337

Net income (loss) (Note 10)	(61,356)	77,180
Less net income (loss) attributable to noncontrolling interests (Note 10)	(8,379)	4,149

Net income (loss) attributable to Panasonic Corporation (Note 10)	(52,977)	73,031

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	(25.58)	34.83
Diluted	—	34.83

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended June 30, 2009 and 2008

	Yen (millions)
	Three months ended June 30, 2009	Three months ended June 30, 2008
Cash flows from operating activities:
Net income (loss) (Note 10)	(61,356)	77,180
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	65,895	90,706
Net gain on sale of investments	(241)	(5,802)
Provision for doubtful receivables	798	1,605
Deferred income taxes	21,511	3,899
Write-down of investment securities (Note 11)	529	2,783
Impairment losses on long-lived assets (Note 5)	1,031	2,112
(Increase) decrease in trade receivables	(71,640)	8,605
(Increase) decrease in inventories	(21,235)	(102,132)
(Increase) decrease in other current assets	(26,625)	4,643
Increase (decrease) in trade payables	74,520	47,915
Increase (decrease) in accrued income taxes	(3,176)	(33,325)
Increase (decrease) in accrued expenses and other current liabilities	79,634	31,453
Increase (decrease) in retirement and severance benefits	(8,699)	(24,894)
Increase (decrease) in deposits and advances from customers	7,601	6,901
Other	11,469	11,108

Net cash provided by operating activities	70,016	122,757

Cash flows from investing activities:
Proceeds from disposition of investments and advances	31,809	40,384
Increase in investments and advances	(1,827)	(3,888)
Capital expenditures	(102,526)	(163,490)
Proceeds from disposals of property, plant and equipment	3,519	8,793
(Increase) decrease in time deposits	2,655	(56,314)
Other	(16,917)	(10,376)

Net cash used in investing activities	(83,287)	(184,891)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended June 30, 2009 and 2008

	Yen (millions)
	Three months ended June 30, 2009	Three months ended June 30, 2008
Cash flows from financing activities:
Increase (decrease) in short-term debt	110,645	24,162
Proceeds from long-term debt	—	40,100
Repayments of long-term debt	(6,592)	(11,539)
Dividends paid to Panasonic Corporation shareholders (Notes 9 and 10)	(15,530)	(36,769)
Dividends paid to noncontrolling interests (Note 10)	(7,062)	(10,944)
Repurchase of common stock (Note 10)	(25)	(40,788)
Sale of treasury stock (Note 10)	11	53
Other	(23)	(44)

Net cash provided by (used in) financing activities	81,424	(35,769)

Effect of exchange rate changes on cash and cash equivalents	(894)	39,723

Net increase (decrease) in cash and cash equivalents	67,259	(58,180)

Cash and cash equivalents at beginning of period	973,867	1,214,816

Cash and cash equivalents at end of period	1,041,126	1,156,636

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by product category for the three months ended June 30, 2009 were as follows: Digital AVC Networks—46%, Home Appliances—17%, PEW and PanaHome—20%, Components and Devices—11% and Other—6%. A sales breakdown by geographical market was as follows: Japan—54%, North and South America—13%, Europe—10%, and Asia and Others—23%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” Investments in companies and joint ventures over which we have the ability to exercise significant influence (generally through an voting interest of between 20% to 50%) are included in “Investments and advances” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company has 534 consolidated subsidiaries and 178 associated companies under equity method as of June 30, 2009.

Effective April 1, 2009, the Company and certain of its domestic subsidiaries changed their depreciation method from the declining-balance method to the straight-line method. The Company believes that the straight-line method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives. Under the provisions of FASB Statement (SFAS) No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and SFAS No. 3,” a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated. The effect of the change in depreciation method for the three months ended June 30, 2009 was not material on the Company’s consolidated financial statements.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, environmental liabilities, valuation of deferred tax assets, uncertain tax positions and employee retirement and severance benefit plans.

Management evaluated the subsequent events through the date on which the Company’s consolidated financial statements were issued.

(e)	Adoption of New Accounting Pronouncements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2008, FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157,” which partially delays the effective date of SFAS No. 157 by one year for certain nonfinancial assets and liabilities. On April 1, 2009, the Company adopted SFAS No. 157 for all nonfinancial assets and liabilities. The adoption of SFAS No. 157 for all nonfinancial assets and liabilities did not have a material effect on the Company’s consolidated financial statements.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141R) and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51.” SFAS No. 141R and No. 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. On April 1, 2009, the Company adopted SFAS No. 141R and No. 160. SFAS No. 141R is applied to business combinations occurring after the effective date. SFAS No. 160 is applied prospectively to all noncontrolling interests, including any that arose before the effective date and the disclosure requirement is applied retrospectively. The adoption of SFAS No. 141R and No. 160 did not have a material effect on the Company’s consolidated financial statements as of and for the three months ended June 30, 2009.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. On April 1, 2009, the Company adopted FSP FAS 142-3. The adoption of FSP FAS 142-3 did not have a material effect on the Company’s consolidated financial statements.

(f)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements in order to conform with the presentation used as of and for the three months ended June 30, 2009.

(2)	Inventories

Inventories at June 30 and March 31, 2009 are summarized as follows:

	Yen (millions)
	June 30, 2009	March 31, 2009
Finished goods	468,657	439,747
Work in process	129,697	129,949
Raw materials	198,557	201,441

	796,911	771,137

(3)	Investments in Securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at June 30 and March 31, 2009 are as follows:

	Yen (millions)
	June 30, 2009
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	1,004	1,016	12

	1,004	1,016	12

Noncurrent:
Equity securities	269,115	342,427	73,312
Bonds	4,289	4,448	159
Other debt securities	569	577	8

	273,973	347,452	73,479

	Yen (millions)
	March 31, 2009
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	1,972	1,998	26

	1,972	1,998	26

Noncurrent:
Equity securities	269,735	284,356	14,621
Bonds	4,290	4,395	105
Other debt securities	5,492	5,515	23

	279,517	294,266	14,749

The carrying amounts of the Company’s cost method investments totaled 20,976 million yen and 40,755 million yen at June 30 and March 31, 2009, respectively.

(4)	Leases

The Company has operating leases for certain land, buildings, and machinery and equipment. Future minimum lease payments under operating leases at June 30, 2009 are as follows:

Yen (millions)
Due within 1 year	55,652
Due after 1 year within 2 years	55,478
Due after 2 years within 3 years	28,856
Due after 3 years within 4 years	13,054
Due after 4 years within 5 years	6,951
Thereafter	4,503

Total minimum lease payments	164,494

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 1,031 million yen of long-lived assets for the three months ended June 30, 2009.

Impairment losses mainly related to “Components and Devices” segment.

The Company recognized impairment losses in the aggregate of 2,112 million yen of long-lived assets for the three months ended June 30, 2008.

The Company recorded the impairment losses due to the closing of domestic manufacturing facilities. As a result of the closing, certain buildings and land became unused and the Company recorded the impairment losses. The fair value of land was determined through an appraisal. The fair value of buildings was determined based on the discounted future cash flows expected to result from their eventual disposition.

Impairment losses of 1,702 million yen and 410 million yen related to “Corporate and eliminations” and the remaining segments, respectively.

(6)	Number of common shares

Number of common shares authorized and issued and number of treasury common shares as of June 30 and March 31, 2009 are as follows:

	Number of shares
	June 30, 2009	March 31, 2009
Common stock:
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	382,422,475	382,411,876

(7)	Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of June 30 and March 31, 2009 are as follows:

	Yen
	June 30, 2009	March 31, 2009
Panasonic Corporation shareholders’ equity per share	1,326.29	1,344.50

(8)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the three months ended June 30, 2009 and 2008 are as follows:

	Yen (millions)
	Three months ended June 30, 2009	Three months ended June 30, 2008
Net income (loss) attributable to Panasonic Corporation common shareholders	(52,977)	73,031

	Number of shares
	Three months ended June 30, 2009	Three months ended June 30, 2008
Average common shares outstanding	2,070,636,858	2,096,837,708
Dilutive effect:
Stock options		2,167

Diluted common shares outstanding		2,096,839,875

	Yen
	Three months ended June 30, 2009	Three months ended June 30, 2008
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(25.58)	34.83
Diluted	—	34.83

Diluted net income per share attributable to Panasonic Corporation Common shareholders for the three months ended June 30, 2009 has been omitted because the Company did not have potential common shares that were outstanding for the period.

(9)	Cash Dividends

On May 15, 2009, the board of directors approved a year-end dividend of 7.5 yen per share, totaling 15,530 million yen on outstanding common stock for the year ended March 31, 2009. The dividends, which became effective on June 1, 2009, were sourced out of retained earnings.

(10)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the three months ended June 30, 2009 and 2008 are as follows:

	Yen (millions)
	Three months ended June 30, 2009
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2009	2,783,980	428,601	3,212,581
Dividends paid to Panasonic Corporation shareholders	(15,530)	—	(15,530)
Dividends paid to noncontrolling interests	—	(7,062)	(7,062)
Repurchase of common stock	(25)	—	(25)
Sale of treasury stock	11	—	11
Other	(392)	(153)	(545)
Comprehensive income (loss):
Net income (loss)	(52,977)	(8,379)	(61,356)
Other comprehensive income (loss), net of tax:
Translation adjustments	(2,692)	392	(2,300)
Unrealized holding gains (losses) of available-for-sale securities	33,638	1,375	35,013
Unrealized holding gains (losses) of derivative instruments	3,452	47	3,499
Pension liability adjustments	(3,212)	(2,527)	(5,739)

Total comprehensive income (loss)	(21,791)	(9,092)	(30,883)

Balance at June 30, 2009	2,746,253	412,294	3,158,547

	Yen (millions)
	Three months ended June 30, 2008
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2008 prior to adjustment	3,742,329	514,620	4,256,949
Effects of changing the pension plan measurement date pursuant to the provisions of SFAS No.158, net of tax	(77,298)	(3)	(77,301)

Balance at April 1, 2008 as adjusted	3,665,031	514,617	4,179,648
Dividends paid to Panasonic Corporation shareholders	(36,769)	—	(36,769)
Dividends paid to noncontrolling interests	—	(10,944)	(10,944)
Repurchase of common stock	(40,788)	—	(40,788)
Sale of treasury stock	53	—	53
Other	—	(1,323)	(1,323)
Comprehensive income (loss):
Net income (loss)	73,031	4,149	77,180
Other comprehensive income (loss), net of tax:
Translation adjustments	86,204	9,028	95,232
Unrealized holding gains (losses) of available-for-sale securities	27,108	318	27,426
Unrealized holding gains (losses) of derivative instruments	(6,992)	1	(6,991)
Pension liability adjustments	842	381	1,223

Total comprehensive income (loss)	180,193	13,877	194,070

Balance at June 30, 2008	3,767,720	516,227	4,283,947

On April 1, 2008, the Company adopted the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” regarding the change in the measurement date of postretirement benefit plans. In conformity with the provisions, the Company and certain subsidiaries changed the measurement date to March 31 for those postretirement benefit plans with a December 31 measurement date. With the change in the measurement date, beginning balance of Panasonic Corporation shareholders’ equity and noncontrolling interests at April 1, 2008 has been adjusted.

(11)	Supplementary Information

Included in other deductions for the three months ended June 30, 2009 and 2008 are expenses of 21,586 million yen and 225 million yen associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries, respectively.

A write-down of 529 million yen and 2,783 million yen on investment securities is included in other deductions for the three months ended June 30, 2009 and 2008, respectively.

Foreign exchange losses included in other deductions for the three months ended June 30, 2009 and 2008 are 4,720 million yen and 2,086 million yen, respectively.

Net periodic benefit cost for the three months ended June 30, 2009 and 2008 are 17,935 million yen and 11,080 million yen, respectively.

110,000 million yen of short-term bonds which were newly issued during the three months ended June 30, 2009 are included in short-term debt, including current portion of long-term debt in the consolidated balance sheets as of June 30, 2009.

(12)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purpose.

The Company accounts for derivative instruments in accordance with SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Gains and losses related to derivative instruments are classified in other income (deductions) and cost of sales in the consolidated statements of operations. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness was not material for the three months ended June 30, 2009. Amounts included in accumulated other comprehensive income (loss) at June 30, 2009 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The fair values of derivative instruments at June 30, 2009 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under SFAS No. 133:
Foreign exchange contracts	Other current assets	448	Other current liabilities	(4,122)
Commodity futures	Other current assets	5,744	Other current liabilities	(31,292)

Total derivatives designated as hedging instruments under SFAS No. 133		6,192		(35,414)

Derivatives not designated as hedging instruments under SFAS No. 133:
Foreign exchange contracts	Other current assets	246	Other current liabilities	(5,270)
Cross currency swaps	Other current assets	1,579	—	—
Commodity futures	Other current assets	2,661	Other current liabilities	(2,661)

Total derivatives not designated as hedging instruments under SFAS No. 133		4,486		(7,931)

Total derivatives		10,678		(43,345)

The fair values of derivative instruments at March 31, 2009 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under SFAS No. 133:
Foreign exchange contracts	Other current assets	2,299	Other current liabilities	(9,094)
Cross currency swaps	Other current assets	275	—	—
Commodity futures	Other current assets	9,285	Other current liabilities	(53,050)

Total derivatives designated as hedging instruments under SFAS No. 133		11,859		(62,144)

Derivatives not designated as hedging instruments under SFAS No. 133:
Foreign exchange contracts	Other current assets	204	Other current liabilities	(808)
Cross currency swaps	Other current assets	1,260	—	—
Commodity futures	Other current assets	4,670	Other current liabilities	(4,670)

Total derivatives not designated as hedging instruments under SFAS No. 133		6,134		(5,478)

Total derivatives		17,993		(67,622)

The effect of derivative instruments on the consolidated statement of operations for the three months ended June 30, 2009 is as follows:

Derivatives in SFAS No. 133 fair value hedging relationships	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Commodity futures	Other income (deductions)	11,248

Total		11,248

Derivatives in SFAS No. 133 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	(2,310)	Other income (deductions)	(6,142)
Cross currency swaps	(291)	Other income (deductions)	(16)
Commodity futures	771	Cost of sales	(705)

Total	(1,830)		(6,863)

Derivatives in SFAS No. 133 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	64
Cross currency swaps	—	—
Commodity futures	—	—

Total		64

Derivatives not designated as hedging instruments under SFAS No. 133	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	(4,617)
Cross currency swaps	Other income (deductions)	319
Commodity futures	Other income (deductions)	0

Total		(4,298)

(13)	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables, Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Short-term investments

The fair value of short-term investments is estimated based on quoted market prices.

Investments and advances

The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, are estimated by obtaining quotes from brokers.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at June 30 and March 31, 2009 are as follows:

	Yen (millions)
	June 30, 2009		March 31, 2009
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Short-term investments	1,016	1,016	1,998	1,998
Other investments and advances	454,658	454,004	424,237	423,223
Liabilities:
Long-term debt, including current portion	(693,382)	(700,457)	(697,653)	(698,502)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	633	633	—	—
To buy foreign currencies	61	61	2,503	2,503
Cross currency swaps	1,579	1,579	1,535	1,535
Commodity futures:
To sell commodity	8,405	8,405	13,955	13,955
To buy commodity	—	—	—	—
Other current liabilities:
Forward:
To sell foreign currencies	(3,945)	(3,945)	(9,902)	(9,902)
To buy foreign currencies	(5,447)	(5,447)	—	—
Cross currency swaps	—	—	—	—
Commodity futures:
To sell commodity	—	—	—	—
To buy commodity	(33,953)	(33,953)	(57,720)	(57,720)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgements and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

SFAS No. 157, “Fair Value Measurements” defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

The following table presents assets and liabilities that are measured at fair value on a recurring basis at June 30 and March 31, 2009:

	Yen (millions)
	June 30, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities	342,427	6,041	—	348,468
Derivatives	5,744	4,934	—	10,678

Total	348,171	10,975	—	359,146

Liabilities:
Derivatives	(33,953)	(9,392)	—	(43,345)

Total	(33,953)	(9,392)	—	(43,345)

	Yen (millions)
	March 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities	284,356	11,908	—	296,264
Derivatives	9,285	8,708	—	17,993

Total	293,641	20,616	—	314,257

Liabilities:
Derivatives	(57,720)	(9,902)	—	(67,622)

Total	(57,720)	(9,902)	—	(67,622)

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Foreign exchange contracts and commodity futures included in Level 2 derivatives are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

(14)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At June 30, 2009, the maximum amount of undiscounted payments the Company would have to make in the event of default is 30,658 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at June 30 and March 31, 2009 was insignificant.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At June 30, 2009, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 32,613 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at June 30 and March 31, 2009 was insignificant.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(15)	Segment Information

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

By Business Segment

Information by business segment for the three months ended June 30, 2009 and 2008 is shown in the tables below:

	Yen (millions)
	Three months ended June 30, 2009	Three months ended June 30, 2008
Sales:
Digital AVC Networks:
Customers	763,092	1,034,931
Intersegment	10,213	11,431

Total	773,305	1,046,362
Home Appliances:
Customers	245,720	303,039
Intersegment	48,194	49,021

Total	293,914	352,060
PEW and PanaHome:
Customers	346,159	420,435
Intersegment	11,468	12,351

Total	357,627	432,786
Components and Devices:
Customers	160,593	232,094
Intersegment	68,988	102,460

Total	229,581	334,554
Other:
Customers	79,894	161,498
Intersegment	124,824	127,934

Total	204,718	289,432
Eliminations	(263,687)	(303,197)

Consolidated total	1,595,458	2,151,997

	Yen (millions)
	Three months ended June 30, 2009	Three months ended June 30, 2008
Segment profit (loss):
Digital AVC Networks	(13,602)	54,974
Home Appliances	20,314	31,502
PEW and PanaHome	(7,805)	10,511
Components and Devices	(11,467)	19,499
Other	(884)	13,905
Corporate and eliminations	(6,739)	(20,818)

Total segment profit	(20,183)	109,573

Interest income	2,913	7,198
Dividends received	3,417	5,343
Other income	9,145	16,218
Interest expense	(6,045)	(5,756)
Other deductions	(41,012)	(13,321)

Consolidated income (loss) before income taxes	(51,765)	119,255

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

By Geographical Area

Sales attributed to countries based upon the customer’s location for the three months ended June 30, 2009 and 2008 are as follows:

	Yen (millions)
	Three months ended June 30, 2009	Three months ended June 30, 2008
Sales:
Japan	858,770	1,045,244
North and South America	203,607	286,461
Europe	167,136	293,643
Asia and Others	365,945	526,649

Consolidated total	1,595,458	2,151,997

United States of America included in North and South America	175,574	243,214
China included in Asia and Others	173,766	259,280

There are no individually material countries of which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer.

The following information shows sales and geographical profit which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three months ended June 30, 2009 and 2008. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	Three months ended June 30, 2009	Three months ended June 30, 2008
Sales:

Japan:
Customers	924,062	1,154,688
Intersegment	326,900	483,835

Total	1,250,962	1,638,523
North and South America:
Customers	194,695	270,145
Intersegment	2,821	4,864

Total	197,516	275,009
Europe:
Customers	162,671	284,119
Intersegment	1,511	10,160

Total	164,182	294,279
Asia and Others:
Customers	314,030	443,045
Intersegment	226,108	290,848

Total	540,138	733,893
Eliminations	(557,340)	(789,707)

Consolidated total	1,595,458	2,151,997

Geographical profit (loss):
Japan	(20,045)	100,696
North and South America	(2,706)	4,313
Europe	(14,399)	(272)
Asia and Others	19,502	33,931
Corporate and eliminations	(2,535)	(29,095)

Consolidated total	(20,183)	109,573

By Business Field

In a phase of further growth for global excellence, the Company discloses three business fields in order to further clarify its business fields for investors. This represents a voluntary and supplementary disclosure by the Company to further enhance readers’ understanding of the Company’s strategy, financial condition and results of operations. This disclosure is not intended to substitute for the segment disclosures as required by SFAS No. 131. The business fields are comprised of the Company’s five segments as follows:

Business fields	Business segments
Digital AVC Networks Solution	Digital AVC Networks
Solutions for the Environment and Comfortable Living	Home Appliances, PEW and PanaHome
Devices and Industry Solution	Components and Devices, Other

	Yen (millions)
	Three months ended June 30, 2009	Three months ended June 30, 2008
Sales:

Digital AVC Networks Solution:
Digital AVC Networks	773,305	1,046,362

Total	773,305	1,046,362
Solutions for the Environment and Comfortable Living:
Home Appliances	293,914	352,060
PEW and PanaHome	357,627	432,786

Total	651,541	784,846
Devices and Industry Solution:
Components and Devices	229,581	334,554
Other	204,718	289,432

Total	434,299	623,986
Eliminations	(263,687)	(303,197)

Consolidated total	1,595,458	2,151,997

Profit (loss) by business field:

Digital AVC Networks Solution:
Digital AVC Networks	(13,602)	54,974

Total	(13,602)	54,974
Solutions for the Environment and Comfortable Living:
Home Appliances	20,314	31,502
PEW and PanaHome	(7,805)	10,511

Total	12,509	42,013
Devices and Industry Solution:
Components and Devices	(11,467)	19,499
Other	(884)	13,905

Total	(12,351)	33,404
Corporate and eliminations	(6,739)	(20,818)

Consolidated total	(20,183)	109,573